

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Shankar Musunuri
Chief Executive Officer
Ocugen, Inc.
11 Great Valley Parkway
Malvern, Pa 19355

      Re: Ocugen, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 28, 2023
           File No. 001-36751

Dear Shankar Musunuri:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Research and development expense, page 93

1.   We note the statement that you do not currently track research and development expenses on a program-by-program basis for indirect and overhead costs. Please revise future filings to disclose the costs incurred program-by-program for those costs that are tracked. Also revise to provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations for all periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences